Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                FDA Clears Vasogen to Initiate Pivotal Phase III
                     Clinical Trial in Chronic Heart Failure

     - Supporting Phase II Data Demonstrating a Reduction in Mortality Risk Subject of Oral Presentation at American Heart Association Conference -

Toronto, Ontario (November 19, 2002) -- Vasogen Inc. (TSX:VAS; AMEX:VSV), a developer of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases, announced that it has received U.S. Food and Drug Administration (FDA) clearance to initiate a pivotal phase III double-blind, placebo-controlled clinical trial of its immune modulation therapy in patients with advanced chronic heart failure (CHF). The ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial is Vasogen's second phase III clinical program targeting inflammation in cardiovascular disease. CHF affects five million individuals in the United States and Canada and is associated with over 300,000 deaths each year.

Regulatory clearance to initiate the ACCLAIM trial was supported by positive results from the Company's phase II CHF trial, which were the subject of an oral presentation yesterday at the American Heart Association's (AHA's) 75th Scientific Sessions in Chicago, the world's largest convention for healthcare professionals devoted to the science of cardiovascular disease. Vasogen's phase II data were also featured during the conference at a satellite symposium entitled, "Immune Activation and Inflammation in Chronic Heart Failure: A Review of Potential Treatment Strategies."

"FDA clearance to initiate the ACCLAIM trial of Vasogen's immune modulation therapy is a significant milestone in support of the regulatory approvals process for the treatment of chronic heart failure," commented David Elsley, President and CEO of Vasogen. "Together with our ongoing clinical trial in peripheral arterial disease, today's announcement positions Vasogen with two indications in phase III development addressing major market opportunities in cardiovascular disease. The excellent response to our phase II CHF data at the AHA conference underscores the significant potential for Vasogen's immune modulation therapy to impact the current standard of care in heart failure and provides strong support for the initiation of the phase III ACCLAIM trial."

The results from Vasogen's double-blind, placebo-controlled phase II clinical trial demonstrated a significant reduction in the risk of death and hospitalization, improvements in a clinical composite score, and improvements in key electrocardiogram (ECG) measures among CHF patients receiving Vasogen's immune modulation therapy. The trial, in patients with advanced disease, demonstrated a significant reduction in the risk of the composite endpoint of all-cause mortality or any hospitalization in the group treated with immune modulation therapy, compared to placebo: p=0.005 (12 vs. 22 events). There was also a significant reduction in the risk of death: p=0.022 (1 vs. 7 deaths) and hospitalization: p=0.008 (12 vs. 21 hospitalizations), versus placebo. Data also showed that Vasogen's immune modulation therapy improved key ECG measures (QTc interval, p=0.035; and QT dispersion, p=0.002) in this patient group and that these electrophysiological effects were consistent with the observed positive impact on mortality.

                                    - more -

                                                    ...page 2, November 19, 2002

This research, conducted under the direction of Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, and the principal investigator for the phase II trial, was presented as part of the "Newer Modalities and Concepts in the Management of Heart Failure" and "Heart
Failure: Novel Approaches and Special Indications for Treatment" sessions (abstracts # 111132 and # 111961, respectively). Dr. Torre-Amione also presented these results during the Late Breaking Clinical Trials Session at the Heart Failure Society of America Meeting, held in Boca Raton in September.

Vasogen's phase III ACCLAIM trial, to be conducted at cardiac centers throughout the United States and Canada, will evaluate the impact of Vasogen's immune modulation therapy on reducing mortality and cardiovascular hospitalizations of patients with advanced heart failure. All patients will be on standard of care medications for heart failure. The primary outcome measure is the composite endpoint of all-cause mortality or first cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,000 patients, will conclude when a minimum of 701 events has occurred and all patients have been followed for at least six months. Key inclusion criteria for the trial include a New York Heart Association (NYHA) class of II, III, or IV, a left ventricular ejection fraction (LVEF) of less than or equal to 30%, and a prior hospitalization (or outpatient treatment with intravenous medication) for heart failure within the previous 12 months.

The Global Principal Investigator and Chairman of the Steering Committee for Vasogen's phase III ACCLAIM trial is James B.Young, MD, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic. Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, is Principal Investigator for the U.S. arm of the study, and Jean-Lucien Rouleau, MD, Head, Division of Cardiology, University Health Network at the University of Toronto, is Principal Investigator for the Canadian arm of the trial.

CHF is a debilitating condition in which the heart's ability to function as a pump is impaired, most frequently as a result of coronary artery disease or hypertension. It is characterized by systemic inflammation due to immune activation, excessive sympathetic nervous system activation, impaired function of blood vessels, and an increased rate of heart muscle cell death. Patients experience a continuing decline in their health, including the onset of shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization.

Each year in the U.S. and Canada, there are over 300,000 deaths associated with CHF, and the cost of medical care, primarily resulting from hospitalizations, exceeds $19 billion annually. Hospital admission rates for CHF have increased in the last 20 years to the point where the disease now accounts for 5% of medical admissions in the U.S. and is the leading cause of hospital admissions in patients over 65 years of age.

      Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.